Exhibit 99.1

Itaú CorpBanca files Material Event Notice

Santiago, Chile, October 26, 2016. ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) announced that it filed today with the Chilean Superintendencia de Valores y Seguros a Material Event Notice reporting that Itaú Unibanco, our controlling shareholder, indirectly acquired 2.13% share capital of Itaú CorpBanca from CorpGroup. The document is also available on the company’s corporate websites at www.itau.cl or www.corpbanca.cl.

About Itaú CorpBanca

ITAÚ CORPBANCA (NYSE: ITCB; SSE: ITAUCORP) is the entity resulting from the merger of Banco Itaú Chile with and into CorpBanca on April 1, 2016. The current ownership structure is: 35.71% owned by Itaú Unibanco, 31.00% owned by CorpGroup and 33.29% owned minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and CorpGroup have signed a shareholders’ agreement to determine aspects related to corporate governance, dividend policy (based on performance and capital metrics), transfer of shares, liquidity and other matters.

The merged bank has become the fourth largest private bank in Chile and will result in a banking platform for future expansion in Latin America, specifically in Chile, Colombia, Peru, and Central America. Itaú CorpBanca is a commercial bank based in Chile with operations also in Colombia and Panama. In addition, Itaú CorpBanca has a branch in New York and a representative office in Madrid. Focused on large and medium companies and in individuals, Itaú CorpBanca offers universal banking products. In 2012, the bank initiated a regionalization process and as of the date hereof has acquired two banks in Colombia -Banco CorpBanca Colombia and Helm Bank-, becoming the first Chilean bank having banking subsidiaries abroad. The merger with Banco Itaú Chile and the business combination of our two banks in Colombia, represent the continued success of our regionalization process.

As of August 31, 2016, according to the Chilean Superintendency of Banks, Itaú CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio, equivalent to 11.9% market share.

At the same date, according to the Colombian Superintendency of Finance, CorpBanca Colombia was the sixth largest bank in Colombia in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles. As of August 31, 2016, its market share by loans reached 5.9%.

Investor Relations – Itaú CorpBanca
+56 (2) 2660-2555 / IR@corpbanca.cl